                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                --------------

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 13)

                              Giant Group, Ltd.
                              -----------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                374503 1 10 0
                    --------------------------------------
                                (CUSIP Number)

                               Andrew F. Puzder
                 Executive Vice President and General Counsel

                      Fidelity National Financial, Inc.
                           17911 Von Karman Avenue
                          Irvine, California  92714
                             Tel. (714) 622-5000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copies to:

                           Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy
                          One Chase Manhattan Plaza
                          New York, New York  10005
                             Tel.  (212) 530-5000

                                April 5, 1996
                                -------------
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 9 Pages

                           Exhibit Index on Page 7

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     Fidelity National Financial, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. 86-0498599

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)         [ ]
     (b)         [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)    SOLE VOTING POWER:  705,489

     (8)    SHARED VOTING POWER:  0

     (9)    SOLE DISPOSITIVE POWER:  705,489

     (10)   SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  705,489

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.8(1)

(14) TYPE OF REPORTING PERSON:  CO





- ----------------

(1)  Based upon 4,778,385 shares of Common Stock outstanding as of March 6,
     1996.

                               Page 2 of 9 Pages

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     William P. Foley, II(2)

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. ###-##-####

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)         [ ]
     (b)         [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)    SOLE VOTING POWER:  0(3)

     (8)    SHARED VOTING POWER: 0

     (9)    SOLE DISPOSITIVE POWER:  0(3)

     (10)   SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0(3)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

(14) TYPE OF REPORTING PERSON:  IN





- --------------

(2) Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(3) Mr. Foley disclaims beneficial ownership of 705,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

                               Page 3 of 9 Pages

        This Amendment No. 13 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

        Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended to add the following:

        (O) On April 3, 1996, in response to Fidelity's letter urging the Company to comply with its legal and fiduciary obligations to timely call and convene its 1996 Annual Meeting of Stockholders set forth in the Annual Meeting Letter, the Company delivered a letter from Mr. Terry Christensen, a director of the Company, to Mr. William P. Foley, II, Fidelity's Chairman and Chief Executive Officer (the "Company Response Letter"). The Company Response Letter states that the delay in noticing the Company's 1996 Annual Meeting of Stockholders is due to the Company's attempt to depose Mr. Foley, as part of the Company's effort to enjoin the voting of Fidelity's shares of Common Stock. A copy of the Company Response Letter is attached as Exhibit 99.14 hereto and is incorporated herein by reference.

        In reply to the Company Response Letter, on April 5, 1996, Fidelity delivered a letter from Mr. William P. Foley, II, Fidelity's Chairman and Chief Executive Officer, to Mr. Burt Sugarman, the Company's Chairman and Chief Executive Officer (the "Fidelity Letter"), again urging the Company to comply with its legal and fiduciary obligations and promptly call and convene the Company's 1996 Annual Meeting of Stockholders. The Fidelity Letter states that the Company's failure to timely call and convene the Company's 1996 Annual Meeting serves only to delay the right of the Company's stockholders to be heard on the subject of Fidelity's merger proposal and the Company's latest proposed exchange offer for Rally's. A copy of the Fidelity Letter is attached as Exhibit 99.15 hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 of the Schedule 13D is hereby amended to add the following:

   99.14 The Company Response Letter dated April 3, 1996 from Mr. Terry Christensen to Mr. William P. Foley, II

   99.15 The Fidelity Letter dated April 5, 1996 from Mr. William P. Foley, II to Mr. Burt Sugarman


                               Page 4 of 9 Pages

                                  SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 1996
                                   FIDELITY NATIONAL FINANCIAL, INC.



                                   By: /s/ WILLIAM P. FOLEY, II
                                       --------------------------------
                                       Name:  William P. Foley, II
                                       Title: Chairman of the Board and
                                              Chief Executive Officer





                               Page 5 of 9 Pages

                                   SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 1996




                                    /s/ WILLIAM P. FOLEY, II
                                    ---------------------------
                                        William P. Foley, II





                               Page 6 of 9 Pages

                                 EXHIBIT INDEX


    99.14        Annual Meeting Response Letter dated April 3, 1996 from
                 Mr. Terry Christensen to Mr. William P. Foley, II              Page 8

    99.15        The Fidelity Letter dated April 5, 1996 from Mr. William P.
                 Foley, II to Mr. Burt Sugarman                                 Page 9





                               Page 7 of 9 Pages